March 4, 2025

Robert Phelan
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, IL 60661

       Re: Adtalem Global Education Inc.
           Form 10-K for Fiscal Year Ended June 30, 2024
           Filed August 6, 2024
           File No. 001-13988
Dear Robert Phelan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services